Spirit AeroSystems Holdings, Inc.
Spirit AeroSystems, Inc.
Spirit AeroSystems Finance, Inc.
Spirit AeroSystems International Holdings, Inc.
Spirit AeroSystems Investco, LLC
Spirit AeroSystems North Carolina, Inc.
Spirit AeroSystems Operations International, Inc.
3801 South Oliver
Wichita, Kansas 67210
April 16, 2010
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549

Re:	Registration Statement on Form S-4 (File Nos. 333-163334, 333-163334-01, 333-163334-02, 333-163334-03, 333-163334-04, 333-163334-05, 333-163334-06) of Spirit AeroSystems Holdings, Inc., Spirit AeroSystems Operations International, Inc., Spirit AeroSystems North Carolina, Inc., Spirit AeroSystems Investco, LLC, Spirit AeroSystems International Holdings, Inc., Spirit AeroSystems Finance, Inc. and Spirit AeroSystems, Inc.
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), each of the undersigned (collectively, the “Spirit Entities”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:00 p.m. EST on April 20, 2010, or as soon as possible thereafter. In this regard, the Spirit Entities are aware of their obligations under the Act.
     The Spirit Entities acknowledge that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Spirit Entities from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Spirit Entities may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*     *     *

Sincerely, Spirit AeroSystems, Inc.
By:	/s/ Jonathan A. Greenberg
Name:	Jonathan A. Greenberg
Title:	Sr. VP, General Counsel and Secretary

Spirit AeroSystems Holdings, Inc.
By:	/s/ Jonathan A. Greenberg
Name:	Jonathan A. Greenberg
Title:	Sr. VP, General Counsel and Secretary

Spirit AeroSystems Finance, Inc.
By:	/s/ Jonathan A. Greenberg
Name:	Jonathan A. Greenberg
Title:	Vice President and Secretary

Spirit AeroSystems International Holdings, Inc. Spirit AeroSystems Investco, LLC Spirit AeroSystems North Carolina, Inc. Spirit AeroSystems Operations International, Inc.
By:	/s/ Jonathan A. Greenberg
Name:	Jonathan A. Greenberg
Title:	Secretary